UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

TD Ameritrade Holding Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87236Y 10 8

(CUSIP Number)

Ellen Patterson, Esq.

The Toronto-Dominion Bank

Toronto-Dominion Centre

P.O. Box 1

Toronto, Ontario M5K IA2

(856) 751-2721

Copy to:

Lee Meyerson, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87236Y 10 8

1	NAMES OF REPORTING PERSONS The Toronto-Dominion Bank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 234,513,815
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 234,513,815
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,513,815
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.30%(1)
14	TYPE OF REPORTING PERSON (See Instructions) BK

(1)	Based on 541,646,393 shares of Issuer Common Stock outstanding as of November 1, 2019, as set forth in the Annual Report on Form 10-K filed by the Issuer on November 15, 2019.

CUSIP No. 87236Y 10 8

1	NAMES OF REPORTING PERSONS TD Group US Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 233,993,484
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 233,993,484
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,993,484
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.20% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 541,646,393 shares of Issuer Common Stock outstanding as of November 1, 2019, as set forth in the Annual Report on Form 10-K filed by the Issuer on November 15, 2019.

CUSIP No. 87236Y 10 8

1	NAMES OF REPORTING PERSONS TD Luxembourg International Holdings S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 233,993,484
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 233,993,484
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,993,484
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.20% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 541,646,393 shares of Issuer Common Stock outstanding as of November 1, 2019, as set forth in the Annual Report on Form 10-K filed by the Issuer on November 15, 2019.

Item 1: Security and Issuer

This Amendment No. 22 hereby amends and supplements the statement of beneficial ownership on Schedule 13D relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”) of TD Ameritrade Holding Corporation, a Delaware corporation (the “Issuer”), initially filed on January 25, 2006, as amended by Amendment No. 1 thereto filed on February 24, 2006, Amendment No. 2 thereto filed on April 14, 2006, Amendment No. 3 thereto filed on May 5, 2006, Amendment No. 4 thereto filed on May 11, 2006, Amendment No. 5 thereto filed on May 19, 2006, Amendment No. 6 thereto filed on May 26, 2006, Amendment No. 7 thereto filed on September 14, 2006, Amendment No. 8 thereto filed on February 5, 2009, Amendment No. 9 thereto filed on August 13, 2010, Amendment No. 10 thereto filed on January 20, 2011, Amendment No. 11 thereto filed on February 10, 2011, Amendment No. 12 thereto filed on February 24, 2011, Amendment No. 13 thereto filed on November 8, 2011, Amendment No. 14 thereto filed on March 16, 2012, Amendment No. 15 thereto filed on May 15, 2013, Amendment No. 16 thereto filed on December 6, 2013, Amendment No. 17 thereto filed on December 9, 2013, Amendment No. 18 thereto filed on February 14, 2014, Amendment No. 19 thereto filed on February 4, 2016, Amendment No. 20 thereto filed on September 20, 2017, and Amendment No. 21 thereto filed on September 25, 2017 (as amended, and as it may be further amended from time to time, this “Statement”), by the Reporting Persons with respect to the items set forth below. Unless otherwise indicated herein, capitalized terms used and not defined in this Amendment No. 22 shall have the respective meanings herein as are ascribed to such terms in the Statement.

Item 3: Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by the following:

The funding for the 425,106 shares of Issuer Common Stock described in Item 5 below came from cash on hand and other working capital for ordinary course activities related to TD’s banking, securities, derivatives, asset management or similar businesses, along with client funds for shares held in client or managed accounts.

Item 4: Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by the following:

The information set forth in Item 6 of this Statement is incorporated herein by reference.

Item 5: Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Statement is hereby amended and supplemented by the following:

(a) and (b). As of November 24, 2019, collectively, the Reporting Persons beneficially owned an aggregate of 234,513,815 shares of Issuer Common Stock, representing approximately 43.30% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of November 1, 2019 as set forth in the Annual Report on Form 10-K filed by the Issuer on November 15, 2019).

As of November 24, 2019, TD LIH is the record and beneficial owner of 233,993,484 shares of Issuer Common Stock. TD controls TD LIH and accordingly beneficially owns the shares of Issuer Common Stock held by it. TD GUS is the sole owner of TD LIH and accordingly beneficially owns the shares of Issuer Common Stock held by it.

The 234,513,815 shares of Issuer Common Stock reported herein as beneficially owned by TD include 425,106 shares of Issuer Common Stock that may be deemed to be beneficially owned directly by TD or indirectly by TD through subsidiaries in connection with TD’s banking, securities, derivatives, asset management or similar businesses, including in client, brokerage and investment accounts.

Except for Mr. Levitt, Ms. Maidment, and Ms. Miller, as of November 24, 2019, none of the individuals listed on Schedule I beneficially owned any shares of Issuer Common Stock. As of November 24, 2019, Mr. Levitt beneficially owned 16,787 shares of Issuer Common Stock, Ms. Maidment beneficially owned 71,600 shares of Issuer Common Stock, and Ms. Miller beneficially owned 12,153 shares of Issuer Common Stock.

(c) Except as otherwise described in this Statement and the transactions described below, none of the TD Entities nor, to the best of the TD Entities’ knowledge, any of the individuals named in Schedule I to the Statement, has engaged in any transaction in shares of Issuer Common Stock in the last 60 days.

Date	Number of Shares Purchased/(Sold)	Average Price Per Share
11/22/2019	190	$47.91
11/21/2019	(4,368)	$48.38
11/20/2019	81	$41.38
11/19/2019	(10)	$40.66
11/19/2019	296	$40.66
11/15/2019	(2,253)	$40.70
11/15/2019	500	$40.74
11/15/2019	(9)	$40.54
11/14/2019	(174)	$39.76
11/14/2019	(14)	$40.29
11/14/2019	(3,919)	$40.03
11/14/2019	2	$40.00
11/12/2019	3,170	$40.20
11/8/2019	10	$40.48
11/7/2019	3,216	$40.05
11/6/2019	2,083	$39.83
11/6/2019	3,220	$39.83
11/6/2019	241	$39.77
11/5/2019	3,244	$39.80
10/23/2019	21	$38.75
10/21/2019	(65)	$37.82
10/17/2019	2,161	$36.33
10/17/2019	191	$36.35
10/17/2019	(95)	$36.35
10/16/2019	(197)	$36.00
10/15/2019	3,320	$36.42
10/3/2019	4,501	$33.01
10/1/2019	24,805	$37.66

The above trades were effected in the open market by TD directly or indirectly by TD through subsidiaries in connection with TD’s banking, securities, derivatives, asset management or similar businesses, including in client, brokerage and investment accounts.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by the following:

On November 24, 2019, The Charles Schwab Corporation (“Parent”), Americano Acquisition Corp., a wholly owned subsidiary of Parent (“Merger Sub”) and the Issuer entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), which provides, among other things, for the merger of the Issuer with and into Merger Sub (the “Merger”), with Merger Sub to survive the Merger as a wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement.

As a condition and inducement to Parent’s willingness to enter into the Merger Agreement, Parent and TD have entered into a voting and support agreement (the “Voting Agreement”), pursuant to which TD has undertaken to, among other things, vote all of its shares of Issuer Common Stock in favor of the Merger Agreement and the approval of the transactions contemplated thereby and against other acquisition proposals involving the Issuer. Pursuant to the terms of the Voting Agreement, TD also agreed to provide an irrevocable proxy to Parent to vote the Issuer Common Shares covered by the Voting Agreement in accordance with the terms of the Voting Agreement. The Voting Agreement will automatically terminate upon the occurrence of certain events, including a termination of the Merger Agreement.

The description of the Voting Agreement is qualified in its entirety by reference to such agreement, a copy of which is included as Exhibit 19 of this Statement and incorporated herein by reference.

Item 7: Material to be Filed as Exhibits

Item 7 of the Statement is hereby supplemented as follows:

Exhibit Number	Description of Exhibit

19	Voting and Support Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2019

THE TORONTO-DOMINION BANK

By:	/s/ Riaz Ahmed

Name:	Riaz Ahmed
Title:	Group Head and Chief Financial Officer

TD GROUP US HOLDINGS LLC

By:	/s/ Mark Chauvin

Name:	Mark Chauvin
Title:	President and Chief Executive Officer

TD LUXEMBOURG INTERNATIONAL HOLDINGS S.À R.L.

By:	/s/ Scott Ferguson

Name:	Scott Ferguson
Title:	Board Manager

SCHEDULE I

INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS

OF THE TD ENTITIES

Schedule I to the Schedule 13D Filing is hereby amended and restated as follows:

Name	Present Principal Occupation or Employment and Address

THE TORONTO-DOMINION BANK

DIRECTORS

William E. Bennett (U.S. Citizen)	Corporate Director and former President, Director and Chief Executive Officer, Draper & Kramer, Inc. 55 West Monroe Street Suite 2530 Chicago, Illinois 60603-5008

Amy W. Brinkley (U.S. Citizen)	Consultant, AWB Consulting, LLC 2225 Sharon Lane Charlotte, North Carolina 28211

Brian C. Ferguson (Canadian Citizen)	Corporate Director and former President & Chief Executive Officer Cenovus Energy Inc. 600 Princeton Way SW #505 Calgary, Alberta T2P 5N4

Colleen A. Goggins (U.S. Citizen)	Corporate Director and retired Worldwide Chairman, Consumer Group, Johnson & Johnson 7 Constitution Hill East Princeton, New Jersey 08540

Mary Jo Haddad (Canadian Citizen)	Corporate Director and retired President and Chief Executive Officer, The Hospital for Sick Children 1320 King Henry Court Oakville, Ontario L6M 2Y6

Jean-René Halde (Canadian Citizen)	Corporate Director and retired President and Chief Executive Officer, Business Development Bank 2813 rue des Outardes Saint-Laurent, Quebec H4R 0H5

David E. Kepler (U.S. Citizen)	Corporate Director and retired Executive Vice President, The Dow Chemical Company 912 Turtle Cove Sanford, Michigan 48657

Brian M. Levitt (Canadian Citizen)	Chairman of the Board The Toronto-Dominion Bank and former non-executive Vice Chair, Osler, Hoskin & Harcourt LLP P.O. Box 1 TD Bank Tower 66 Wellington Street West Toronto, Ontario M5K 1A2

Alan N. MacGibbon (Canadian Citizen)	Corporate Director and retired Managing Partner and Chief Executive of Deloitte LLP (Canada) 15 Birkbank Drive Oakville, Ontario L6J 4Z1

Karen E. Maidment (Canadian Citizen)	Corporate Director and former Chief Financial and Administrative Officer BMO Financial Group 92 Salisbury Avenue Cambridge, Ontario N1S 1J5

Bharat B. Masrani (Canadian and Great Britain Citizen)	Group President and Chief Executive Officer, The Toronto-Dominion Bank P. O. Box 1, TD Bank Tower 66 Wellington Street West Toronto, Ontario M5K 1A2

Irene R. Miller (U.S. and Canadian Citizen)	Chief Executive Officer Akim, Inc. 186 Riverside Drive, #10E New York, NY 10024

Nadir H. Mohamed (Canadian Citizen)	Corporate Director and former President and Chief Executive Officer, Rogers Communications Inc. Goodmans LLP 333 Bay Street, Suite 3400 Toronto, Ontario M5H 2S7

Claude Mongeau (Canadian Citizen)	Corporate Director and former President and Chief Executive Officer, Canadian National Railway Company 195 Maplewood Ave. Outremont, Quebec H2V 2M6

EXECUTIVE OFFICERS

Riaz Ahmed (Canadian Citizen)	Group Head and Chief Financial Officer, TD Bank Group

Ajai Bambawale	Group Head and Chief Risk Officer, TD Bank Group

Gregory Bryan Braca (U.S. Citizen)	Group Head, U.S. Retail, TD Bank Group and President and CEO, TD Bank, America’s Most Convenient Bank®

Norie Clare Campbell (Canadian Citizen)	Group Head, Customer and Colleague Experience, TD Bank Group

Theresa Lynn Currie (Canadian and U.S. Citizen)	Group Head, Canadian Personal Banking, TD Bank Group

Robert Edward Dorrance (Canadian Citizen)	Group Head, Wholesale Banking, TD Bank Group and Chairman, Chief Executive Officer & President, TD Securities

Paul Campbell Douglas (Canadian Citizen)	Group Head, Canadian Business Banking, TD Bank Group

Bharat Bhagwanji Masrani (Canadian and British Citizen)	Group President and Chief Executive Officer, TD Bank Group

Francis Joseph McKenna (Canadian Citizen)	Deputy Chair, TD Bank Group

Ellen Patterson (U.S. Citizen)	Group Head and General Counsel, TD Bank Group

Michael Rhodes (U.S. Citizen)	Group Head, Innovation, Technology and Shared Services, TD Bank Group

Leovigildo Salom (U.S. Citizen)	Group Head, Wealth Management and TD Insurance, TD Bank Group

TD LUXEMBOURG INTERNATIONAL HOLDINGS S.À R.L.

DIRECTORS

Peter Walker (Canadian and British Citizen)	Board Manager TD Luxembourg International Holdings S.à r.l. 8-10 avenue de la Gare L-1610 Luxembourg

Scott Ferguson (Canadian Citizen)	Board Manager TD Luxembourg International Holdings S.à r.l. 8-10 avenue de la Gare L-1610 Luxembourg